

07005553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 International Place
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett T. Nagle (617) 737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110-2320 (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, DC
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett T. Nagle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ELAINE P. LOMBARDO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2006 and 2005, and the related statements of income and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as presented on pages 12 through 17, is for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information for the years ended December 31, 2006 and 2005 presented on pages 13 through 17 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2007

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Current assets:		
Cash and cash equivalents	$ 589,594	$ 820,227
Marketable securities	1,273,555	1,044,080
Accounts receivable	48,276	60,108
Prepaid expenses	26,089	25,192
Total current assets	1,937,514	1,949,607
Property and equipment, net	63,954	89,668
Total assets	$2,001,468	$2,039,275

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current liabilities:		
Current portion of long-term debt	$ -	$ 13,158
Accounts payable and accrued expenses	49,204	50,755
Employee withholdings	-	25,363
Accrued pension contribution	25,000	25,246
Deferred investment advisor fees	483,794	545,593
Total current liabilities	557,998	660,115
Commitments		
Stockholder's equity:		
Common stock, $1 par value, 250,000 shares authorized; 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	922,184	861,278
Accumulated other comprehensive income	478,858	475,454
Total stockholder's equity	1,443,470	1,379,160
Total liabilities and stockholder's equity	$2,001,468	$2,039,275

See accompanying notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Investment advisory fees	$1,013,659	$1,061,866
Commissions	904,378	1,071,947
Total revenues	1,918,037	2,133,813
Operating expenses	2,107,604	2,158,676
Loss from operations	(189,567)	(24,863)
Other income (expense):		
Realized gain on marketable securities	205,921	22,878
Dividend and interest income	44,812	92,817
Interest expense	(260)	(1,052)
Total other income	250,473	114,643
Net income	$ 60,906	$ 89,780

See accompanying notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity	Comprehensive Income
	Number of Shares	$1.00 Par Value					
Balance at December 31, 2004	25,000	$ 25,000	$ 17,428	$ 871,498	$ 529,701	$ 1,443,627	
Stockholder distributions	-	-	-	(100,000)	-	(100,000)	
Net, unrealized loss on securities	-	-	-	-	(54,247)	(54,247)	$ (54,247)
Net income		-	-	89,780	-	89,780	89,780
Balance at December 31, 2005	25,000	25,000	17,428	861,278	475,454	1,379,160	$ 35,533
Net, unrealized gain on securities	-	-	-	-	3,404	3,404	$ 3,404
Net income	-	-	-	60,906	-	60,906	60,906
Balance at December 31, 2006	25,000	$ 25,000	$ 17,428	$ 922,184	$ 478,858	$ 1,443,470	$ 64,310

See accompanying notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 60,906	$ 89,780
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	31,987	34,178
Realized gain on marketable securities	(205,921)	(22,878)
Securities donated to charity	26,019	20,030
Changes in operating assets and liabilities:		
Accounts receivable	11,832	2,055
Prepaid expenses	(897)	(3,679)
Accounts payable and accrued expenses	(1,551)	3,619
Employee withholdings	(25,363)	25,363
Accrued pension contribution	(246)	(2,263)
Deferred revenue	(61,799)	69,327
Net cash (used) provided by operating activities	(165,033)	215,532
Cash flows from investing activities:		
Purchases of marketable securities	(660,537)	(392,151)
Proceeds from the sales of marketable securities	614,368	524,723
Acquisition of property and equipment	(6,273)	(20,480)
Net cash (used) provided by investing activities	(52,442)	112,092
Cash flows from financing activities:		
Distribution to stockholder	-	(100,000)
Principal repayments on long-term debt	(13,158)	(16,855)
Net cash used by financing activities	(13,158)	(116,855)
Net (decrease) increase in cash and cash equivalents	(230,633)	210,769
Cash and cash equivalents at beginning of year	820,227	609,458
Cash and cash equivalents at end of year	$ 589,594	$820,227
Supplemental disclosure of cash flow information:		
State income taxes paid	$ 3,920	$ 3,968
Interest paid	260	1,052

See accompanying notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to the of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period.

Other-Than-Temporary Impairment of Securities

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Accounts Receivable

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable, because management believes all amounts are collectible.

Accrued Vacation

The Company has not accrued for compensated absences, as the amount cannot be reasonably estimated.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized. The Company's policy is to capitalize assets with a purchase price greater than $500 and a useful life greater than one year. A summary of the depreciable lives are as follows:

Furniture and fixtures	7 and 10 years
Leasehold improvements	shorter of asset life or life of lease
Motor vehicles	5 years
Office equipment	5 and 7 years

Income Taxes

The Company's sole stockholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its stockholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2006 and 2005, however, it is subject to an excise tax on the greater of its tangible property or net worth.

Revenue

Investment advisory fees - annual investment advisory fees are billed and collected in advance and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commissions - commission revenue is received monthly and recorded in the period earned.

Comprehensive Income

SFAS No. 130, *"Reporting Comprehensive income,"* requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Shareholder's Equity.

GARRETT NAGLE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The pronouncement is applicable in cases when assets or liabilities are to be measured at fair value. It does not establish new circumstances in which fair value would be used to measure assets or liabilities. The provisions of SFAS No. 157 are effective for fiscal year commencing after November 15, 2007. The Company believes that the adoption of SFAS No. 157 will not have a material impact on its financial statements.

2. MARKETABLE SECURITIES

Marketable securities classified as available-for-sale consisted of the following at December 31:

	2006			
	Cost	Market	Commulative Unrealized Gain	Commulative Unrealized Loss
Corporate bond, maturing 5/1/2008	$ 96,773	$ 97,785	$ 1,012	$ -
Corporate bond, maturing 11/30/2007	98,540	98,502	-	(38)
Corporate bond, maturing 1/15/2008	98,479	98,857	378	-
Equities	500,905	978,411	482,860	(5,354)
Total	$ 794,697	$ 1,273,555	$ 484,250	$ (5,392)

	2005			
	Cost	Market	Commulative Unrealized Gain	Commulative Unrealized Loss
Corporate bond, maturing 11/30/2007	$ 98,540	$ 98,040	$ -	$ (500)
Equities	470,086	946,040	478,834	(2,880)
Total	$ 568,626	$ 1,044,080	$ 478,834	$ (3,380)

GARRETT NAGLE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

MARKETABLE SECURITIES (concluded)

For the years ending December 31, 2006 and 2005, net realized gains of $205,921 and $22,878, respectively, were transferred from accumulated other comprehensive income and recognized in income.

The Company donated securities with a fair value of $26,019 and $20,030 to charities in 2006 and 2005, respectively.

3. PROPERTY AND EOUIPMENT

Property and equipment consists of the following at December 31:

	2006	2005
Motor vehicle	$ 97,215	$ 97,215
Office equipment	109,848	125,648
Furniture and fixtures	96,221	96,221
Leasehold improvements	4,538	4,538
	307,822	323,622
Less accumulated depreciation	(243,868)	(233,954)
	$ 63,954	$ 89,668

Depreciation expense at December 31, 2006 and 2005 was $31,987 and $34,178, respectively.

4. COMMITMENTS

Operating Leases

The Company leases office space in Boston, Massachusetts under a noncancellable operating lease, as amended, which expires on May 31, 2008. The terms of the lease require monthly rental payments plus pro rata monthly operating expenses.

COMMITMENTS (concluded)

Future minimum lease payments under the lease described above, including an estimate of operating expenses, are as follows:

2007	$252,122
2008	105,946
	$358,068

Total rent expense, including operating expenses, for the years ended December 31, 2006 and 2005 was $253,002 and $258,063, respectively.

5. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan which, if made, are allocated on the basis of employee compensation. Total contributions to the Plan for the years ended December 31, 2006 and 2005 were $25,000 and $25,246, respectively.

6. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3- 1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital of $1,174,272 and $1,064,480, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2006 and 2005, the Company had a ratio of aggregate indebtedness to net capital of .48 to 1 and .62 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

GARRETT NAGLE & COMPANY, INC.

SCHEDULES OF OPERATING EXPENSES

Years Ended December 31, 2006 and 2005

	2006	2005
Salaries and wages	$ 646,907	$ 687,733
Officer's compensation	377,626	380,750
Rent	253,002	258,063
Clearing charges	203,972	209,062
Commissions	138,974	135,606
Insurance	77,607	73,708
Payroll taxes	60,986	67,402
Market data communications	43,577	32,808
Office expense	42,936	40,788
Professional fees	42,604	47,393
Computer expense	39,022	41,801
Depreciation	31,987	34,178
Charitable contributions	31,019	20,045
Pension contributions and plan expenses	29,500	29,746
Travel and entertainment	20,393	28,922
Dues and subscriptions	18,377	17,881
Telephone	14,308	16,485
Printing	7,152	4,329
Registration fees	5,610	6,255
Equipment rental	4,912	5,789
Taxes, other	4,467	4,189
Postage	4,425	6,051
Automobile expense	2,585	2,875
Maintenance and repairs	2,533	1,366
Messenger and delivery	1,907	1,901
Miscellaneous	1,116	2,705
Advertising	100	845
	$ 2,107,604	$ 2,158,676

See accompanying notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006 and 2005

	2006	2005
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	922,184	861,278
Unrealized holding gains	478,858	475,454
Total capital	1,443,470	1,379,160
Nonallowable assets:		
Nonallowable marketable securities	2,809	3,000
Prepaid expenses	26,089	25,192
Property and equpment, net	63,954	89,668
Net capital before security haircuts	92,852	117,860
Security haircuts	176,356	196,820
Net capital	1,174,262	1,064,480
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 1,074,262	$ 964,480
Aggregate Indebtedness	557,998	660,115
Ratio of aggregate indebtedness to net capital	.48 to 1	.62 to 1

GARRETT NAGLE & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

A reconciliation of the net capital computation included herein (page 13) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2006 is as follows:

Unaudited net capital at December 31, 2006	$ 1,232,406
Audit adjustments affecting net capital before haircuts:	
Record 401(k) contribution	(25,000)
Adjust accrued commissions	(6,753)
Adjust accrued professional fees	(25,000)
Other, net	223
	(56,530)
Security haircut adjustments	(1,614)
Audited net capital at December 31, 2006	$ 1,174,262

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Garrett Nagle & Company, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2007

GARRETT NAGLE & COMPANY, INC.

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006 and 2005

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

END